

July 6, 2020

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

   Re: UTime Limited
    Amendment No. 2 to Registration Statement on Form F-1
    Filed June 25, 2020
    File No. 333-237260

Dear Mr. Bao:

  We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Registration Statement on Form F-1 filed June 25, 2020

Variations of Rights of Shares, page 143

1. We note your revisions in response to prior comment 7. Please reconcile your revised disclosure on page 143 with the language in section 10.1 of exhibit 3.2 regarding "consent in writing of the holders of not less than three-fourths of the issued Shares of that class, or . . . the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class...the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class. . ."

Note 18 - Subsequent Events, page F-35

2.   We note from your response to prior comment 8 and revised footnote disclosure that
the repurchase of ordinary shares pro-rata from existing shareholders was part of your
recapitalization to reduce your ordinary shares issued and outstanding before completion
of the offering and that you believe it is appropriate to reflect the repurchase similar to a
reverse stock split. Although no cash was paid for the shares repurchase, we note you
deducted the consideration equivalent to par value for shares repurchased from
shares issued and outstanding and recorded the corresponding amounts within due to/from
shareholders. Typically, stock splits or reverse stock splits do not result in any
change equity. In this regard, please explain why your treatment as a reverse stock split is
appropriate when you have reduced equity. We may have further comment upon receipt
of your response.

Exhibits

3.   We note your response to prior comment 11. If the term "non-assessable" has a meaning
under the laws of your jurisdiction that is different from the meaning of that term under
U.S. law, your prospectus should disclose any material information with respect to that
meaning; the legality opinion that you file as an exhibit to your registration statement
should address whether the shares of capital stock are non-assessable based on the
meaning of that term under U.S. law. Please file an opinion that addresses whether
a holder of the offered shares is liable, solely because of security holder status, for
additional assessments or calls on the security by the registrant or its creditors.   For
guidance, see sections II.B.1.a and II.B.1.c of Staff Legal Bulletin No. 19 (October 14,
2011).

4.   We note your response to prior comment 12. However, the language in exhibit 99.7
appears to be limited to "disclosures regarding the legal matters related to Indian law as
applicable to Do Mobile." The disclosures in your prospectus regarding the opinions of
the counsel named in exhibit 99.7 do not appear to be limited to legal matters related to
Indian law as applicable to Do Mobile. Please tell us the reason for the differences, or file
a revised consent as appropriate.

Minfei Bao
UTime Limited
July 6, 2020
Page 3

You may contact Heather Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell Mancuso at (202) 551-3617 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Barry I. Grossman, Esq.